  EXHIBIT 99.3

Intellipharmaceutics Announces Second Quarter 2018 Results

Toronto, Ontario July 16, 2018 – Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2018. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Second Quarter 2018 Highlights

●
Second quarter 2018 revenues $0.6 million versus $2.0 million in second quarter 2017
●
Commenced Category 2 and 3 human abuse liability studies for our Oxycodone ER product candidate (oxycodone hydrochloride extended release tablets)
●
Completed two financings for total of $5.3 million

“While we are disappointed with the lower than expected profit share payments from sales of generic Focalin XR® capsules in the U.S, our second quarter revenues have shown some improvement over our first quarter. Our primary focus is increasingly directed towards improved drugs which follow a 505(b)(2) regulatory pathway, most notably our Oxycodone ER candidate” said Dr. Isa Odidi, CEO of Intellipharmaceutics. “Our human abuse liability studies are ongoing and we remain on track with respect to our planned timeline for resubmission of our New Drug Application (“NDA”). We have also added some additional 505(b)(2) candidates to our product pipeline which we hope to advance in the next several months.”

Corporate Developments

●
In May 2018, we announced that we had commenced our Category 2 and 3 human abuse liability studies for our Oxycodone ER product candidate to support its abuse-deterrent label claims for the intranasal route of administration. We also announced that planned studies to support abuse-deterrent label claims for the oral route of abuse were scheduled to commence. Both studies are now underway.

●
As more fully described below, in order to qualify for continued listing on Nasdaq, we have to meet certain continued listing criteria, including a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In connection with the minimum bid price requirement, we are seeking approval from our shareholders to grant our Board of Directors discretionary authority to implement a reverse stock split (the “reverse split”). If the trading price of our common shares increases before a reverse split is effected, the reverse split may not be necessary. No decision has been made yet by our Board of Directors to implement a reverse split.

●
In March 2018, we announced the closing of two registered direct offerings. The first offering consisted of 5,833,334 common shares at a price of $0.60 per share for gross proceeds of approximately $3.5 million. We also issued to the investors unregistered warrants to purchase an aggregate of 2,916,667 common shares at an exercise price of $0.60 per share. After commissions and offering expenses, we received net proceeds of approximately $3.0 million. We also issued to the placement agent warrants to purchase 291,667 common shares at an exercise price of $0.75 per share. In the second registered direct offering, we issued 3,000,000 common shares at a price of $0.60 per share for gross proceeds of $1.8 million. We also issued to the investors unregistered warrants to purchase an aggregate of 1,500,000 common shares at an exercise price of $0.60 per share. After commissions and offering expenses, we received net proceeds of approximately $1.6 million. We also issued to the placement agent warrants to purchase 150,000 common shares at an exercise price of $0.75 per share. All of the warrants described above provide that they will become exercisable six months following the applicable closing date and will expire 30 months after they become exercisable.

Nasdaq Notices and Nasdaq Hearings Panel Grant of Request for Continued Listing

●
While we are currently not in compliance with the requirements for the continued listing of our common shares on Nasdaq, as described below, we have until September 28, 2018 to satisfy those requirements. The proposed reverse split is an important part of our plan to regain compliance with Nasdaq’s requirements for the continued listing of our common shares.

●
On April 20, 2018, we received notice that the Nasdaq Listings Qualification staff (the “Nasdaq Staff”) had determined to delist our common shares as a result of our failure to meet either the minimum market value of listed securities requirement or the minimum stockholders’ equity requirement for continued listing. However, any delisting action by the Nasdaq Staff was stayed pending the ultimate conclusion of our hearing before a Nasdaq Hearings Panel (the “Panel”).

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In addition to not meeting the minimum market value of listed securities or minimum stockholders’ equity requirements, we were separately notified in December 2017 that our common shares no longer satisfied the minimum $1.00 per share bid requirement under Nasdaq Listing Rule 5550(a)(2).

●
We attended a hearing before the Panel on May 17, 2018, and subsequently received formal notice that the Panel had granted our request for continued listing until September 28, 2018, by which date we are required to evidence compliance with the requirements for continued listing on Nasdaq. Specifically, on or before September 28, 2018, the Panel has required that: (i) our common shares evidence a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days, (ii) we evidence stockholders’ equity of at least $2.5 million, and (iii) provide the Panel with updated financial projections demonstrating our ability to maintain compliance with the minimum stockholders’ equity requirement over the following 12 months.

There can be no assurance that we can achieve Nasdaq’s minimum stockholders’ equity requirement or that we can regain compliance with Nasdaq’s minimum bid-price requirements for continued listing.

Results of Operations

We recorded net loss for the three months ended May 31, 2018 of $2,859,276 or $0.07 per common share, compared with a net loss of $1,805,329 or $0.06 per common share for the three months ended May 31, 2017. In the three months ended May 31, 2018, the net loss is primarily attributed to the lower licensing revenues from commercial sales of generic Focalin XR®, combined with increased third party R&D expenses. In the three months ended May 31, 2017, the lower net loss is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR®, partially offset by an increase in performance-based options expense and third-party R&D expenditures.

We recorded revenues of $576,967 for the three months ended May 31, 2018 versus $2,001,512 for the three months ended May 31, 2017. Revenues consisted primarily of licensing revenues from commercial sales of the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths of our generic Focalin XR® under our license and commercialization agreement (as amended, the “Par agreement”) with Par Pharmaceutical, Inc. (“Par”). Pursuant to the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. The decrease in revenues in the three months ended May 31, 2018 is primarily due to considerably lower profit share payments from sales of generic Focalin XR® capsules in the U.S. Our revenues on the 25 and 35 mg strengths of generic Focalin XR® showed some decline commencing July 2017 when their 6 month exclusivity expired, but subsequently levelled off for the balance of 2017. Profit share payments from the various strengths of generic Focalin XR® for the second quarter of 2018 have improved compared to the first quarter of 2018 but are still tracking significantly lower than prior quarters. While gross sales have improved recently, results continue to be impacted by significant gross-to-net deductions such as chargebacks, rebates and price adjustments. The 15, 25 and 30 mg strengths continue to provide the majority of the product’s gross sales, however, the other strengths are not providing the contribution to gross sales or net profits expected since their launch in May and November of last year. Pricing pressures on all strengths have meant that chargebacks, rebates and pricing adjustments continue to remain high and net profitability of the product has suffered as a result. We currently expect revenues from this product to show incremental improvement over the longer term, however, pricing adjustments and similar deductions will likely continue to negatively impact results for the next several quarters.

Revenues from generic Seroquel XR® showed some improvement in the second quarter of 2018, however, sales volumes are still challenged by very competitive pricing, making market share gains difficult to achieve. Sales and net profits are improving incrementally, however, any significant market share gains are expected to take considerably more time to achieve, if at all.

Expenditures for R&D for the three months ended May 31, 2018 were lower by $482,307 compared to the three months ended May 31, 2017. The decrease is primarily due to lower non-cash compensation expenses recorded in the three months ended May 31, 2018 compared to the three months ended May 31, 2017 as a result of certain performance-based stock options vesting upon the United States Food and Drug Administration ("FDA") approval of quetiapine fumarate extended release tablets in May 2017. After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the three months ended May 31, 2018 were higher by $261,649 compared to the three months ended May 31, 2017. The increase was primarily due to clinical study and other costs related to furthering the development of our product candidates, as well as third party R&D expenditures and patent litigation expense.

Selling, general and administrative expenses were $967,849 for the three months ended May 31, 2018 in comparison to $756,647 for the three months ended May 31, 2017, an increase of $211,202. The increase is primarily due to higher administrative costs, and to a lesser extent wages and benefits and marketing costs.

The Company had cash of $1,360,674 as at May 31, 2018 compared to $270,226 as at February 28, 2018. The increase in cash during the three months ended May 31, 2018 was mainly a result of cash flows provided by financing activities, offset by lower cash receipts relating to commercial sales of our generic Focalin XR® capsules, and an increase in R&D expenses related to our ongoing product development activities. The decrease in cash during the three months ended May 31, 2017 was mainly a result of expenditures for R&D and selling, general, and administrative expenses, which included increased consulting fees incurred to prepare for the July 26, 2017 Advisory Committees meeting and an increase in purchases of plant and production equipment to support our generic Seroquel XR® launch, which were only partially offset by cash receipts from commercialized sales of our generic Focalin XR® and cash proceeds provided from financing activities derived from common share sales under our at-the-market offering program.

As of July 16, 2018, our cash balance was $0.2 million. We currently expect to satisfy our operating cash requirements until September 2018 from cash on hand and quarterly profit share payments from Par and Mallinckrodt LLC, our commercial partner for generic Seroquel . We may need to obtain additional funding prior to that time as we further the development of our product candidates. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, equity and/or debt financings and/or new strategic partnership agreements which fund some or all costs of product development. If necessary, and conditions permit, we may utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an Abbreviated New Drug Application (“ANDA”) regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. At present, we are working principally on our Oxycodone ER 505(b)(2), PODRASTM technology, additional 505(b)(2) product candidates for development in various indication areas and selected generic product candidate development projects. Our development of Oxycodone ER will require significant expenditures, including costs to defend against the Purdue litigation. For our RegabatinTM XR (pregabalin extended-release capsules) 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

There can be no assurance that our products will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product in the U.S. market, or that it will ever be successfully commercialized, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or Abbreviated New Drug Submissions with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Oxycodone ER abuse deterrent oxycodone formulation based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding the proposed reverse stock split, our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals” ,“set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, , the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, including risks or uncertainties related to our ability to implement our plan to comply with the Nasdaq continued listing standards, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules and our generic Seroquel XR® tablets which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recently-enacted changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

CONTACT INFORMATION
Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and six months ended May 31, 2018 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31,	November 30,
	2018	2017
	$	$

Assets
Current
Cash	1,360,674	1,897,061
Accounts receivable, net	445,898	689,619
Investment tax credits	726,490	636,489
Prepaid expenses, sundry and other assets	458,460	225,092
Inventory	185,518	115,667
	3,177,040	3,563,928

Deferred offering costs	431,914	565,302
Property and equipment, net	3,059,458	3,267,551
	6,668,412	7,396,781

Liabilities
Current
Accounts payable	2,931,487	2,060,084
Accrued liabilities	708,575	782,369
Employee costs payable	223,698	214,980
Convertible debenture	1,322,606	1,290,465
Deferred revenue	300,000	300,000
	5,486,366	4,647,898

Deferred revenue	2,212,500	2,362,500
	7,698,866	7,010,398

Shareholders' (deficiency)/equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
43,537,850 common shares	38,697,900	35,290,034
(November 30, 2017 - 34,704,515)
Additional paid-in capital	37,869,548	36,685,387
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(77,882,323)	(71,873,459)
	(1,030,454)	386,383
Contingencies
	6,668,412	7,396,781

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
	$	$	$	$

Revenue
Licensing	489,995	1,926,512	742,267	3,086,878
Up-front fees	86,972	75,000	169,218	150,000
	576,967	2,001,512	911,485	3,236,878

Cost of good sold
Cost of goods sold	65,874	211,372	65,874	211,372

Gross Margin	511,093	1,790,140	845,611	3,025,506

Expenses
Research and development	2,195,200	2,677,507	4,459,328	4,708,699
Selling, general and administrative	967,849	756,647	1,981,319	1,718,225
Depreciation	153,844	106,854	302,026	198,362
	3,316,893	3,541,008	6,742,673	6,625,286

Loss from operations	(2,805,800)	(1,750,868)	(5,897,062)	(3,599,780)
Net foreign exchange gain	7,675	33,894	7,700	17,306
Interest income	7	15,020	14	15,025
Interest expense	(61,158)	(103,375)	(119,516)	(228,741)
Net loss and comprehensive loss	(2,859,276)	(1,805,329)	(6,008,864)	(3,796,190)

Loss per common share, basic and diluted	(0.07)	(0.06)	(0.16)	(0.13)

Weighted average number of common
shares outstanding, basic and diluted	41,838,574	30,388,550	38,310,742	30,179,758

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
	$	$	$	$

Net loss	(2,859,276)	(1,805,329)	(6,008,864)	(3,796,190)
Items not affecting cash
Depreciation	153,844	113,278	302,026	204,786
Stock-based compensation	63,118	821,943	94,806	1,644,868
Deferred share units	-	8,095	7,565	15,356
Accreted interest on convertible debenture	16,170	60,415	32,141	143,645
Unrealized foreign exchange loss (gain)	(9,601)	18,375	3,517	(19,495)

Change in non-cash operating assets & liabilities
Accounts receivable	(326,492)	86,742	243,721	(510,335)
Investment tax credits	(44,999)	152,635	(90,001)	90,166
Inventory	25,330	(89,643)	(69,851)	(492,617)
Prepaid expenses, sundry and other assets	(58,628)	(26,972)	(233,368)	(69,879)
Accounts payable, accrued liabilities and employee costs payable	(429,822)	(216,967)	734,942	266,968
Deferred revenue	(75,000)	(75,000)	(150,000)	(150,000)
Cash flows used in operating activities	(3,545,356)	(952,428)	(5,133,366)	(2,672,727)

Financing activities
Repayment of principal on convertible debenture	-	-	-	(150,000)
Repayment of capital lease obligations	-	(5,710)	-	(11,042)
Proceeds from issuance of common shares on at-the-market financing	-	871,449	-	1,448,472
Proceeds from issuance of common shares on exercise of warrants	-	29,958	-	295,308
Proceeds from issuance of common shares on option exercise	-	-	-	12,465
Proceed from issuance of shares and warrants	5,300,000	-	5,300,000	-
Offering costs	(618,689)	(55,102)	(618,689)	(71,667)
Cash flows provided from financing activities	4,681,311	840,595	4,681,311	1,523,536

Investing activity
Purchase of property and equipment	(45,507)	(797,173)	(84,332)	(1,519,615)
Cash flows used in investing activities	(45,507)	(797,173)	(84,332)	(1,519,615)

Increase (decrease) in cash	1,090,448	(909,006)	(536,387)	(2,668,806)
Cash, beginning of period	270,226	2,384,624	1,897,061	4,144,424

Cash, end of period	1,360,674	1,475,618	1,360,674	1,475,618

Supplemental cash flow information
Interest paid	13,750	52,337	81,610	82,398
Taxes paid	-	-	-	-